Hudson La Force Sr. Vice President & Chief Financial Officer T +1 410.531.8730 Hudson.la.force@grace.com W. R. Grace & Co.-Conn. 7500 Grace Drive Columbia, MD 21044

April 9, 2015

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated April 7, 2015 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). We respectfully request an extension of an additional 10 business days (until Tuesday May 5, 2015) to provide our response due to the upcoming schedules of our team.

Please contact me at (410) 531-8730 or Mr. William Dockman, Grace’s Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Hudson La Force III

Mr. Hudson La Force III
Senior Vice President and Chief Financial Officer

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